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                                                             Exhibit 99(a)(1)(H)






CONTACT: TRACY FUREY              BRIAN HENRY              TIMOTHY COST
         BRISTOL-MYERS SQUIBB     BRISTOL-MYERS SQUIBB     BRISTOL-MYERS SQUIBB
         PUBLIC AFFAIRS           PUBLIC AFFAIRS           INVESTOR RELATIONS
         (609) 252-3208           (609) 252-3337           (212) 546-4103

FOR IMMEDIATE RELEASE

 BRISTOL-MYERS SQUIBB AND IMCLONE SYSTEMS ENTER INTO LANDMARK COMMERCIALIZATION
          AGREEMENT FOR IMPORTANT INVESTIGATIONAL CANCER DRUG IMC-C225

            BRISTOL-MYERS SQUIBB TO ACQUIRE AN APPROXIMATE 20 PERCENT
                        EQUITY STAKE IN IMCLONE SYSTEMS

(PRINCETON, N.J., SEPTEMBER 19, 2001) -- Bristol-Myers Squibb Company (NYSE:
BMY) announced today that it has reached an agreement with ImClone Systems (NASDAQ: IMCL) to co-develop and co-promote IMC-C225 in the United States, Canada and Japan. IMC-C225 is an investigational drug designed to target and block the Epidermal Growth Factor Receptor (EGFR), which is overexpressed on the surface of certain cancer cells. The companies believe this investigational drug already has great potential in the treatment of several cancers, including colon, head and neck, pancreatic and non-small cell lung cancers. In February 2001, the U.S. Food and Drug Administration granted ImClone Systems a Fast Track designation for IMC-C225 in the treatment of refractory colon cancer.

The transaction between Bristol-Myers Squibb and ImClone Systems comprises a commercial agreement for the co-development and co-promotion of IMC-C225, as well as the acquisition of an equity stake in ImClone Systems. Under the terms of the commercial agreement, Bristol-Myers Squibb will pay ImClone Systems a total of $1 billion in three cash payments for the achievement of the following milestones: one upon the signing of the agreement, one upon the completion of the Biologics License Application (BLA) submission with the FDA, and one upon the marketing approval of IMC-C225 by the FDA. In addition, ImClone will receive a significant share of product revenues. The term of the commercial agreement runs through at least 2018.

"As the worldwide leader in cancer drug development, Bristol-Myers Squibb is constantly searching for breakthrough medicines to help patients in need and ImClone Systems' IMC-C225 represents one of the most important advances in cancer medicine since the introduction of TAXOL(R) (paclitaxel) in 1991," said Peter R. Dolan, chairman and chief executive officer, Bristol-Myers Squibb. "The partnership with ImClone Systems demonstrates our continued commitment to achieve our strategies for growth; focuses our efforts on medicines with blockbuster potential; broadens our growth opportunities through aggressive external development; and is a significant step towards becoming a leader in biologics."

In addition to the commercial agreement, Bristol-Myers Squibb will acquire approximately 14.4 million shares of ImClone Systems stock though a tender offer made to ImClone Systems shareholders at a price of $70 per share. Bristol-Myers Squibb estimates that the dilution from the transaction will be between $.05 and $.07 in 2002, and $.05 and $.07 in 2003. Thereafter, the strategic agreement that extends at least through 2018 will be accretive and incremental to the revenue and EPS growth of the Company. This purchase indicates Bristol-Myers Squibb's long-term interest in the ImClone's potential for growth in not only oncology drug development, but also in its biotherapeutic capability, which is highly complementary to Bristol-Myers Squibb's leadership in core therapeutic areas such as oncology. This collaboration is the latest in a series of strategic moves to further strengthen Bristol-Myers Squibb's medicines business, which has been the focus of the company's Strategy for Growth to double sales, earnings and earnings per share
                                     -more-
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between year-end 2000 and 2005. The acquisition is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act as well as other customary conditions.

"Our partnership with Bristol-Myers Squibb is a landmark agreement within the biopharmaceutical industry," stated Samuel D. Waksal, Ph.D., president and chief executive officer of ImClone Systems Incorporated. "This agreement pairs the pharmaceutical industry's premier oncology franchise with the leading biotechnology company in the field of oncology which has developed a rich, late-stage pipeline of biologic-based therapeutics. We believe that the strength and vision of this agreement will provide a powerful added value for our shareholders, as well as patients with cancer who may benefit from treatment with IMC-C225."

ImClone Systems is studying IMC-C225 in a series of Phase II and Phase III clinical trials. The company is conducting Phase II clinical studies of IMC-C225 in combination with standard therapies in patients with various stages of colorectal cancer, pancreatic cancer, head and neck cancer, and non-small cell lung cancer. In addition to the Phase II studies, the company is conducting a Phase III clinical trial combining IMC-C225 with chemotherapy and another study combining IMC-C225 with radiotherapy as first line treatments for head and neck cancer.

A leader in oncology for the past 40 years, Bristol-Myers Squibb continues to demonstrate its ongoing commitment to the field of fighting cancer. In addition to currently marketed medicines such as TAXOL, the Company has a deep and diverse portfolio of investigational compounds representing novel cytotoxic therapies and a wide array of new approaches to cancer therapy, including promising new drug candidates such as novel taxanes, epothilones, ras oncogene pathway, and matrix metalloproteinase inhibitors that block growth of tumor blood vessels.

Bristol-Myers Squibb is an $18 billion pharmaceutical and related health care products company whose mission is to extend and enhance human life.

Bristol-Myers Squibb will conduct an analyst conference call on Wednesday, September 19 at 1:00 P.M. (ET) to discuss the transaction. The call-in number is 913-981-5581. Investors may listen to the call by linking to the Webcast at www.bms.com/ir. A replay of the call will be available through the close of business, Wednesday, October 3, by calling 402-280-9013.

FOR BRISTOL-MYERS SQUIBB

CERTAIN STATEMENTS MADE IN THIS PRESS RELEASE, INCLUDING THE POSSIBLE SUCCESS OF THE COMPANY'S BUSINESS AND ITS TECHNOLOGY GOALS, ARE FORWARD-LOOKING AND ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT MAY CAUSE THE COMPANY'S ACTUAL RESULTS OR OUTCOMES TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED AND DISCUSSED IN THIS PRESS RELEASE. FACTORS THAT MAY CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES ASSOCIATED WITH THE REGULATORY APPROVAL OF THE COMPANY'S PROPRIETARY DRUGS, AND OTHER RISKS INCLUDED IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K AND IN THE COMPANY'S OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION DURING THE PAST 12 MONTH. WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE ANY FORWARD-LOOKING STATEMENT, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THIS RELEASE DOES NOT CONSTITUTE AN OFFER TO PURCHASE, A SOLICITATION OF AN OFFER TO PURCHASE, OR A SOLICITATION OF CONSENTS WITH RESPECT TO ANY SECURITIES. ANY SUCH OFFER OR SOLICITATION WILL BE MADE ONLY BY MEANS OF THE OFFER TO PURCHASE UNDER THE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION.

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